UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

E-Z-EM, Inc.

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

269305405

(CUSIP Number)

Linda B. Stern

23 I.U. Willets Road

Old Westbury, New York 11568

(516) 997-0468

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Copy to)

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Ave, 12th Floor

New York, NY 10022

(212) 308-8866

October 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 269305405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern. EIN: 26-6028365
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,350,198
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,350,198
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,198
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14.	TYPE OF REPORTING PERSON 00

CUSIP No. 269305405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 36,305
	8.	SHARED VOTING POWER 1,850,198
	9.	SOLE DISPOSITIVE POWER 36,305
	10.	SHARED DISPOSITIVE POWER 1,850,198
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14.	TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 2 to Schedule 13D (Amendment No. 2") amends the Schedule 13D (the "Initial Statement") filed by Linda B. Stern ("Linda Stern" or "Mrs. Stern") and the Estate of Howard Stern (the "H. Stern Estate" and, with Linda Stern, the "Reporting Persons") on January 23, 2006, as amended by Amendment No. 1 thereto filed on May 23, 2006 ("Amendment No.1," and collectively with the Initial Statement and Amendment No. 2, the "Statement") relating to the beneficial ownership of shares of common stock, par value $0.10 per share (the "E-Z-EM Common Stock"), of E-Z-EM, Inc. (“E-Z-EM”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following immediately before the last paragraph thereof:

On October 3, 2007, the H. Stern Estate distributed 500,000 shares of E-Z-EM Common Stock to Linda Stern as a beneficiary under the last will and testament of the late Howard Stern. On that same day, Mrs. Stern contributed all of these shares to a grantor retained annuity trust (GRAT), of which she is the sole trustee. Pursuant to the terms of the GRAT, Mrs. Stern will receive payment from the GRAT, in cash and/or shares of E-Z-EM Common Stock as she may in her discretion determine, equal to the fair market value of the 500,000 shares contributed to the GRAT on the date the GRAT was established, plus a statutory rate of interest. The payment will be made in equal instalments on each of the first and second anniversary dates of the establishment of the GRAT. Any amount remaining in the GRAT after the two payments are made to Mrs. Stern, will be distributed outright to her descendants following the second payment to her.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

               (a)     The H. Stern Estate has direct beneficial ownership of 1,350,198 shares of E-Z-EM Common Stock, which constitute 12.3% of the outstanding shares of E-Z-EM Common Stock.

Linda Stern has direct beneficial ownership of 36,305 shares of E-Z-EM Common Stock that were held by her and Howard Stern as joint tenants with right of survivorship as of the date of his death. In addition, as executor of the H. Stern Estate, Linda Stern is deemed to beneficially own the 1,350,198 shares of E–Z–EM Common Stock beneficially owned by the H. Stern Estate, and as trustee and beneficiary of the GRAT, Mrs. Stern is deemed to beneficially own the 500,000 shares of E-Z-EM Common Stock held by the GRAT, for total beneficial ownership of 1,886,503 shares. Such shares represent 17.2% of the outstanding shares of E–Z–EM Common Stock.

The percentage beneficial ownership of Linda Stern and the H. Stern Estate set forth in this Item 5(a) are based on 10,976,549 shares of E-Z-EM Common Stock outstanding as of September 14, 2007, as set forth in E-Z-EM's proxy statement for its 2007 annual meeting of stockholders filed with the Securities and Exchange Commission on September 28, 2007.

(b)     Linda Stern has sole voting and dispositive rights with respect to the 36,305 shares of E Z EM Common Stock she owns directly. The H. Stern Estate and Mrs. Stern, as sole executor of the Estate, share the voting and dispositive rights with respect to the 1,350,198 shares of E–Z–EM Common Stock owned directly by the H. Stern Estate. As sole trustee of the GRAT, Mrs. Stern shares voting and dispositive rights with respect to the 500,000 shares of E Z EM Common Stock contributed to the GRAT.

Item 5(c) of the Statement is hereby amended by adding the following after the last paragraph thereof:

Neither Linda Stern nor the H. Stern Estate has effected any transaction in the E-Z-EM Common Stock in the past 60 days, except as disclosed in Item 4 of this Amendment No. 2 to the Statement, which disclosure is hereby incorporated by reference into this Item 5(c).

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues.

Item 6 of the Statement is hereby amended by adding the following at the end thereof:

The disclosure set forth in Item 4 of this Amendment No. 2 to the Statement is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: October 5, 2007.

ESTATE OF HOWARD S. STERN
By:	/s/ Linda B. Stern
Name: Linda B. Stern
Title: Executor
/s/ Linda B. Stern
Linda B. Stern